SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Subject Company)

CHIQUITA BRANDS INTERNATIONAL, INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

170032809
(CUSIP Number of Class of Securities)

James E. Thompson, Esq.
Executive Vice President and Chief Legal Officer
Chiquita Brands International, Inc.
550 South Caldwell Street
Charlotte, North Carolina 28202
(980) 636-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

David J. Friedman, Esq.
Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Chiquita Brands International, Inc., a New Jersey corporation, with the Securities and Exchange Commission on November 4, 2014 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

(a)    Item 2 of the Statement is amended and supplemented by amending and restating in its entirety the fourth paragraph in the subsection “Tender Offer” on page 2 as follows:

“The Offer, as extended on December 3, 2014 and December 23, 2014 (12:00 midnight, New York City time, on such date being referred to as the “Initial Expiration Time”), was scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Monday, January 5, 2015. Pursuant to the Merger Agreement, the Offer expired at 12:00 midnight, New York City time, at the end of the day on Monday, January 5, 2015.”

Item 8. Additional Information

(a)    Item 8 of the Statement is amended and supplemented by adding the following subsection at the end of the subsection “Foreign States Antitrust Clearance”:

“Completion of the Offer; Consummation of the Merger

At 12:00 midnight, New York City time, at the end of the day on Monday, January 5, 2015, the Offer expired as scheduled. As of such time, 39,791,364 Shares had been validly tendered (and not validly withdrawn) pursuant to the Offer, representing approximately 84.46% of the currently issued and outstanding Shares. In addition, as of such time, notices of guaranteed delivery had been delivered for 1,748,335 Shares, representing approximately 3.71% of the currently issued and outstanding Shares.

The number of Shares tendered into the Offer satisfied the Minimum Condition. The conditions to the Offer having been satisfied, Offeror has accepted for payment, and has paid or will promptly pay for, all Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

Because Cavendish Global, Offeror and other affiliates of Cavendish Global did not collectively beneficially own more than 90% of the Shares upon completion of the Offer, pursuant to the Merger Agreement, Offeror was deemed to have exercised the Top-Up Option and purchased from the Company 41,286,271 Top-Up Shares at a price per Top-Up Share equal to the Offer Price. As a result of such exercise, Offeror owned more than 90% of the number of Shares outstanding. Thereafter, Offeror consummated the Merger as a short-form merger in accordance with Section 14A:10-5.1 of the New Jersey Business Corporation Act. At the Effective Time of the Merger, each Share issued and outstanding immediately prior to the Effective Time was automatically converted into the right to receive $14.50, in cash, without interest, and subject to any required withholding of taxes, except for (i) Shares owned, directly or indirectly, by Cavendish Global or Offeror, if any (including as a result of the exercise of the Top-Up Option by Offeror), or Shares owned by the Company as treasury stock, if any, which were automatically canceled and ceased to exist, and (ii) Shares owned by a subsidiary of the Company, which were automatically converted into and became shares of common stock of the Surviving Corporation. Following the Merger and before the opening of the market on January 7, 2015, the Shares will no longer be listed for trading on the New York Stock Exchange. Cavendish Global intends to take steps to cause the termination of the registration of the Shares under the Exchange Act and to suspend all of Chiquita’s reporting obligations under the Exchange Act as promptly as practicable.

A copy of the press release issued on January 6, 2015 by Cutrale-Safra is filed as Exhibit (a)(18) hereto and is incorporated herein by reference.”

Item 9. Exhibits

(a)    Item 9 is hereby amended by adding the following exhibit to the exhibit index:

Exhibit No.	Description

(a)(18)	Press Release of Cutrale-Safra, dated January 6, 2015 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHIQUITA BRANDS INTERNATIONAL, INC.

By:	/s/ James E. Thompson
	Name:	James E. Thompson, Esq.
	Title:	Executive Vice President,
General Counsel and Secretary

Dated: January 6, 2015